UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-39301

LION GROUP HOLDING LTD.

Not Applicable

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

3 Phillip Street, #15-04 Royal Group Building

Singapore 048693

(Address of principal executive office)

Registrant’s phone number, including area code

+65 8877 3871

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

On October 1, 2023, Mr. Chi-yang Chen resigned as an independent director (Class II) of the board (the “Board”) of Lion Group Holding Ltd. Mr. Chen’s resignation was effective immediately. Mr. Chen’s resignation was not a result of any disagreement with the Board or the Company. On the same date, the Board appointed Mr. Tak Wing Lo as an independent director (Class II), effective immediately.

The biography for Mr. Lo are set forth below:

Tak Wing Lo has been our independent director since October 2023. Since December 2022, Mr. Lo has been serving as the responsible officer of Tianda Financial Limited, a company principally engaged in the provision of financial services. From February 2018 to January 2023, Mr. Lo served as the head of corporate finance of Zhenro Properties Group Limited (HKEx: 06158), a company principally engaged in real estate development and property leasing. Mr. Lo obtained a Master of Science degree in Finance (Investment Management) from the Hong Kong University of Science and Technology and a Bachelor of Arts degree in Accountancy from the Hong Kong Polytechnic University, in 2012 and 2007, respectively.

Mr. Lo has no family relationships with any of the executive officers or directors of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 2, 2023

LION GROUP HOLDING LTD.

By:	/s/ Chunning Wang
Name:	Chunning Wang
Title:	Chief Executive Officer and Director

2